Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), March 6, 2023 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 200 million share buyback program announced on December 1, 2022, as the second tranche of the multi-year share buyback program of approximately Euro 2 billion expected to be executed by 2026 in line with the disclosure made during the 2022 Capital Markets Day (the “Second Tranche”), the additional common shares - reported in aggregate form, on a daily basis - on the Euronext Milan (EXM) and on the New York Stock Exchange (NYSE) as follows:

	EXM			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
27/02/2023	4,500	246.4170	1,108,876.50	—	—	—	—	4,500	246.4170	1,108,876.50
28/02/2023	4,530	244.5515	1,107,818.30	3,203	261.0709	836,210.09	787,465.95	7,733	245.0904	1,895,284.25
01/03/2023	4,450	248.6869	1,106,656.71	—	—	—	—	4,450	248.6869	1,106,656.71
02/03/2023	4,475	247.4585	1,107,376.79	—	—	—	—	4,475	247.4585	1,107,376.79
03/03/2023	4,350	254.4615	1,106,907.53	—	—	—	—	4,350	254.4615	1,106,907.53
Total	22,305	248.2688	5,537,635.81	3,203	261.0709	836,210.09	787,465.95	25,508	247.9654	6,325,101.76

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of such Second Tranche till March 3, 2023, the total invested consideration has been:
•Euro 73,632,884.97 for No. 329,828 common shares purchased on the EXM
•USD 12,091,580.73 (Euro 11,395,509.91*) for No. 52,750 common shares purchased on the NYSE.

As of March 3, 2023, the Company held in treasury No. 12,210,207 common shares equal to 4.75% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Since July 1, 2022 until March 3, 2023, the Company has purchased a total of 1,156,315 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 235,754,074.59.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
2